FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of APRIL, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date April 30, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

BC FORM 53-901F

(FORM 27)

Securities Act

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act*, British Columbia (the "British Columbia Act")
Section 118(1) of the *Securities Act*, Alberta (the "Alberta Act")
Section 75(2) of the *Securities Act*, Ontario (the "Ontario Act")

1. Reporting Issuer

The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

#709 - 837 West Hastings Street
Vancouver, BC
V6C 3N6
Phone: (604) 687-1828

2. Date of Material Change

April 30, 2002

3. Press Release

A press release dated April 30, 2002, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4. Summary of Material Change(s)

Please see attached press release for details.

5. Full Description of Material Change

Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

William Lee
Chief Financial Officer
Phone: (604) 687-1828

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 2nd day of May, 2002.

"William Lee"
William Lee, Chief Financial Officer

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

April 30, 2002 TSX VE SYMBOL: IMR

NEWS RELEASE

Gold Target Areas Significantly Expanded In Northern Peru

IMA Exploration Inc. is very pleased to announce the results from the pre-drilling exploration program on the Company's Rio Tabaconas gold property located in northern Peru.

The primary objective of the program was to establish and to advance the connections between numerous mineralized structures previously identified on several highly anomalous gold targets. This program builds on high to bonanza grade drill results from the Phase I drill program completed in October 2001.

The current work program consisted of:

- 25,000 meters of ground magnetometer and IP/Resistivity surveys over the Tablon and Cerro Las Minas targets.
- Surface sampling expanded from 2,300 samples to over 3,200 soil, silt, and rock samples.
- Structural mapping and detailed geological mapping of the ten gold targets discovered to date.

The results of this program significantly expanded the potential size of the known mineralized zones and outlined five important new discoveries, increasing the number of gold targets on the property to fifteen. The latest geophysical, geochemical and geological data now imply that some target areas may be interconnected. IMA's technical team has classified nine of the gold targets as very high priority and drill ready, and the remaining six as highly prospective warranting further exploration.

These gold targets all occur within a newly defined 4 kilometer by 2 kilometer, northwest trending mineralized corridor referred to as the **Midas Trend**, indicating a much larger area of mineral potential than previously recognized. This trend is open in both directions and includes Cerro Tablon, Cerro Las Minas and Vega, a newly defined centre of mineralization situated to the northwest (see attached map).

The Midas Trend has now become the Company's prime exploration focus as these results have greatly enhanced the region's potential for several significant gold discoveries.

<u>Midas Trend Gold Targets</u>

Cerro Tablon Area

- Tablon Main Zone – Previous drilling intersected 18 grams per tonne (g/t) gold over 16 meters (7 meters true width). Geophysical results, including anomalous chargeability and magnetics, suggest that this drilling did not test the full potential of the zone and that mineralization likely extends to the northeast and to the southwest. The Tablon Fault which has been shown to host gold rich massive sulphide and vein mineralization, has been traced for over 1,500 meters.

- Tablon South Zone – This is a newly discovered target located 100 meters southwest and down slope from the Main Zone. This mostly covered target is defined by a strong chargeability high that extends for 350 meters, where a new massive sulphide showing has returned up to 8.79 g/t gold and 175 g/t silver.

- Tablon Southwest Extension – This newly discovered area is located southwest of the Main Zone along the Tablon Fault. This highly prospective zone is characterized by a similar geological setting to the Main Zone but with much larger size potential. Very strong chargeability anomalies underlie this area where samples have returned up to 5.5 g/t gold over 0.5 meters. The newly recognized potential at the Southwest Extension, along with that of Tablon South, represent a significant expansion in the size of the area considered highly prospective for discovery of additional Tablon style massive sulphides and related gold vein and stockwork mineralization.

- Tablon West Zone - Gold bearing massive sulphide mineralization associated with favourable structures and intrusive breccias is indicated by the coincidence of anomalous gold values in rocks, anomalous soil geochemistry, and a strong IP response. Previous drilling intersected 12.9 g/t gold over 3.1 meters.

- La Union Zone – This target is outlined by an extremely high soil anomaly where 34 samples returned over 1000 ppb gold (1g/t) within an area 875 meters by 150 meters (as defined by a 100 ppb gold contour). Geophysical data, detailed geological mapping, and reinterpretation of the geological model, suggests that this area may be bounded by a northwest trending mineralized structure that extends upslope to the northwest for 1,000 meters from La Union to the North Zone, and which may extend 1,500 meters to the southeast across the valley to mineralization at Cerro Las Minas.

- North Zone – This newly defined target is located to the north of the Main Zone and to the northwest of La Union along a linear geophysical anomaly. Highly anomalous silt sampling returned values ranging from 283 ppb (0.3 g/t) gold to a high of 5,581 ppb (5.5 g/t) gold. Rock sampling along the fault within the North Zone returned 6.1 g/t gold over 1.0 meter. A strong chargeability anomaly correlates well with this zone.

Cerro Las Minas

- Peak Zone – Located near the summit of Cerro Las Minas, this zone is defined by a very high soil anomaly over an area 400 meters in diameter, as defined by a 100 ppb gold contour. The central portion of this anomaly includes 31 samples which returned in excess of 1,000 ppb (1 g/t) gold. Geophysical data have identified a very strong, broad chargeability high, which closely correlates with the gold soil anomaly. This zone continues for 500 meters to the adjacent West Breccia Zone.

- West Breccia Zone – The same IP chargeability anomaly from the Peak Zone correlates with the West Breccia's strong soil anomaly. Sampling of outcrop has returned values in the range of 1 g/t to 4 g/t gold.

- Minas Sur – Detailed rock sampling in 2002 at this target returned bonanza grade values up to 62.9 g/t gold and 120 g/t silver. Other high-grade gold samples include 35.9 g/t over 1.0 meter, 38.3 g/t over 0.5 meter, 22.4 g/t over 1.5 meters and 21.1 g/t over 0.8 meter. The potential for bulk tonnage style mineralization is indicated by a 25.5 meter interval averaging 3.3 g/t gold. A strong linear IP response at least 800 meters in length, supported by a coincident gold soil anomaly suggests that this target has significant size potential.

The Company holds an option to acquire a 100% interest in the Rio Tabaconas project with no underlying royalties. The property is situated in the Condor mountain chain of northern Peru, within the Cajamarca Metallogenic belt. This geological belt extends from central Peru into southern Ecuador, and is host to over a dozen world class gold discoveries including Newmont Mining's 37 million ounce Yanacocha, and Barrick Gold's brand new 3.5 million ounce Alto Chicama.

The newly defined Midas Trend is a 4 kilometre by 2 kilometre area containing numerous zones of significant gold mineralization. Management is pleased with the results of the current program and has recommended drilling to expand high to bonanza grade drill intercepts previously reported from the Phase I drill program to test new high priority targets within the trend. The Company also plans an in depth regional review of the remaining portions of the 68 square kilometre property. IMA has now begun the process of filing for drill permits and is working to firm up a contract with a diamond drill contractor.

IMA Exploration Inc. continues to seek new exploration opportunities through its extensive contact base to add to its strategic land position, which has attracted several major mining companies, including our joint venture partner in Argentina, Barrick Gold Corp.

ON BEHALF OF THE BOARD

"Gerald G. Carlson"

Dr. Gerald G. Carlson, Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2002 Number 7

Midas Trend

Rio Tabaconas Property, Peru


Vega
12
13
14
Cerro Tablon
9
10
4
5
6
8
7
15
Cerro las Minas
11
3
1
2
1 km
MIDAS TREND
PERU
Drill-Ready Targets
1 - Peak Zone
2 - Minas Sur
3 - West Breccia Zone
4 - Tablon Main Zone
5 - Tablon West Zone
6 - Tablon South Zone
7 - Tablon Southwest Extension
8 - La Union Zone
9 - North Zone
Evolving Targets
10 - Sphalerite Creek Zone
11 - La Cathedral
12 - Vega 1
13 - Vega 2
14 - Vega 3
15 - Anomaly A

TSX VE symbol: **IMR**

IMA EXPLORATION INC.

For further information, please contact:
Sean Hurd, Investor Relations Manager
Suite 709 - 837 W. Hastings Street
Vancouver, BC Canada V6C 3N6
T: (800) 901-0058 (604) 687-1828
F: (604) 687-1858 E-mail: info@imaexploration.com

* Disclaimer: property location, size and shape approximate